Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sculptor Capital Management, Inc. for the registration of Class A Shares, Preferred Shares, Depositary Shares, Subscription Rights, Debt Securities, Warrants, Purchase Contracts, and Units and to the incorporation by reference therein of our reports dated March 3, 2023, with respect to the consolidated financial statements of Sculptor Capital Management, Inc., and the effectiveness of internal control over financial reporting of Sculptor Capital Management, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York June 9, 2023